Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

May 1, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on May 1, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

May 1, 2025

SCHEDULE “A”

DIGI POWER X MAINTAINS STRONG CASH AND CRYPTO POSITON WITH DEBT-FREE OPERATIONS AND REPORTS APRIL 2025 PRODUCTION RESULTS

Miami, FL – May 1, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), a vertically integrated power infrastructure company focused on developing cutting-edge data centers for high-performance computing, is pleased to provide unaudited production results for the month ended April 30, 2025, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for April 2025

●	The Company held cash, Bitcoin (“BTC”) and cash deposits of approximately $10.2 million as of April 30, 2025, as compared to $10.3 million on March 31, 2025 (based on a BTC price of $94,000 as of April 30, 2025, and $83,500 as of March 31, 2025, per CoinMarketCap).

●	The Company earned gross energy and power revenue of approximately $0.7 million in April 2025 through the provision of power capacity to market customers.

●	Miners running at the Company’s facilities produced approximately 30 BTC during the month between self-mining and colocation agreements, representing an approximate value of $2.8 million (based on a BTC price of $94,000 as of April 30, 2025, per CoinMarketCap).

●	The Company has invested approximately $1.9 million year-to-date in capital expenditures and mining infrastructure support equipment. This continued significant investment underscores the Company’s commitment to long-term growth while maintaining a disciplined approach to capital allocation, prioritizing self-funding to minimize equity dilution for shareholders when possible, while still retaining a clean balance sheet with no long-term debt to bolster the Company’s flexible capital deployment strategies.

●	Digi Power X continues to operate with zero long-term debt, supporting its capital flexibility and commitment to self-funding. The company maintains a disciplined capital strategy, avoiding dilution where possible while retaining the ability to scale aggressively.

Operations Update

The Company currently operates with approximately 100MW of available power across its three sites and is working to expand its capacity to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic expansion through targeted acquisitions.

Tier III HPC Data Center Update

The Company continues to develop its Tier 3 data center assets, invest in high density compute infrastructure, and pursue selective acquisitions to scale its power capacity and operating footprint. US Data Centers, Inc. (“US Data Centers”) is a wholly-owned subsidiary of the Company dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers.

With the launch of US Data Centers, the Company is creating a dedicated platform focused on delivering AI and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major initiative, US Data Centers plans to lead the transformation of the Company’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads. The Company plans to begin implementing this strategy during this quarter.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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